Mail Stop 4561

July 28, 2006

Mark S. Elliot, President
Premier Alliance Group, Inc.
4521 Sharon Road
Charlotte, NC 28211

> **RE:** **Premier Alliance Group, Inc.**
> **Registration Statement on Form SB-2/A**
> **Amendment Filed on July 24, 2006**
> **Commission File No. 333-132282**

Dear Mr. Elliot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Business, page 22

1. We note your revisions in response to our prior comment 3 of our letter dated July 11, 2006 and we reissue the comment. Describe with more specificity the nature of the services you provide to Wachovia. With respect to the vendor audits supporting your disclosure that you have been ranked one of Wachovia's "top five IT service providers", explain what you mean by what it means to be a "top" IT service provider. What factors are taken into consideration when making this ranking?

Selling Stockholders, page 9

2. We note the identification of Cede & Co., as a selling shareholder on page 9. In this regard, footnote (4) states that the shares represent common stock held in street name. Revise to identify the name of the beneficial holder of shares identified. See Item 507 of Regulation S-B. Also, listing Cede is inconsistent

with your representation that the selling shareholder is not a broker-dealer. Revise or advise.

Part II – Information Not Required in Prospectus

Legality Opinion

3. We note the following text in the legality opinion: "[b]ased upon and subject to the foregoing, we are of the opinion that when (i) the Registration Statement becomes effective, and (ii) certificates representing the Shares are duly executed, countersigned, registered, and delivered upon receipt of the agreed upon consideration therefor, the Shares will be duly authorized, validly issued, fully paid and non-assessable." It appears, however, that a substantial portion of the shares being registered are already issued and outstanding. The need for and the purpose of the qualification/assumption regarding the delivery of certificates following receipt of compensation is not clear. Please revise to include an unqualified opinion as to the validity of shares that are issued and outstanding. In this regard, it appears that only the 617,598 shares underlying the preferred stock, 617,598 shares underlying warrants, and the 289,291 shares underlying options warrant any assumptions of counsel of this nature. Since it would appear that "the agreed upon consideration" has already been paid with respect to the shares underlying the preferred stock, the phrase would only appear applicable with respect to the option and warrant shares.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Michael Freedman, Esq.
          by facsimile: 212-767-1631